RACKWISE, INC.
101 California Street, Suite 2450
San Francisco, CA   94111

December 20, 2011

Courtney Haseley, Staff Attorney
Katherine Wray, Staff Attorney
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Rackwise, Inc. (f/k/a Visual Network Design, Inc.)
Amendment to Current Report on Form 8-K Dated September 21, 2011
Filed November 16, 2011
File No. 000-54519

Dear Ms. Haseley and Ms. Wray:

We received the December 13, 2011 letter of the Commission respecting the captioned matter.  As explained during a telephone conversation with Ms. Haseley today, due to the upcoming holidays, during which period some of our executives and professional advisers will be on vacation, we requested an extension through January 6, 2012 to respond to the Commission’s letter, which the Commission kindly granted.  This letter is intended to confirm the extension and our commitment to respond within the timeline, as extended.

Thank you for granting our request.

Sincerely,

/s/ Guy A. Archbold

Guy A. Archbold
Chief Executive Officer